Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Offering Statement on Form S-1 (proposed to filed on or about October 15, 2024) of our audit report dated October 11, 2024, with respect to the consolidated balance sheets of Sidus Space, Inc. as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash for each of the years in the two-year period ended December 31, 2023. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Interest of Named Experts and Counsel” in such Offering Statement.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

October 15, 2024